Contact

www.linkedin.com/in/ericachtmann (LinkedIn)
www.globalcapitalx.com (Company)
www.celdaramedical.com (Company)

Top Skills

Lean Manufacturing
Supply Chain Management
Financial Services

Languages

English (Native or Bilingual)
German (Native or Bilingual)
French (Professional Working)

Honors-Awards

Dwight D. Eisenhower Fellow
U.S. Air Force Fellow
Presidential Scholar
German Academic Exchange Service (DAAD) Scholarship

Publications

Executive MBA Case Study: Costa Coffee (A)
Case Study: Can One Business Unit Have Two Revenue Models?
Executive MBA Case Study: Project Marlow (B)

Patents

Vending Machine (USPTO D751646)
Beverage Machine

Eric Achtmann

CFO & Chief Strategy Officer
Boston, Massachusetts, United States

Summary

Eric is a business builder and investor with >25 years of international executive, board, VC/private equity and product development experience. Eric has created, and grown rapidly, innovative products and businesses in corporate, turnaround, growth and early-stage environments. Eric combines vision with executive leadership, finance, communications and deep technical expertise. He has delivered-to-market several award-winning products.

Specialties:
Finance/Private Equity/Venture Capital
Product Development & Marketing
Automotive / Aerospace & Defence
Energy / Advanced Energy & Renewables
Semiconductors & Capital Equipment
Enterprise software
Lasers, Sensors

Experience

Isar Aerospace
CFO, Chief Strategy Officer, Senior Advisor
September 2023 - Present (3 years)
Boston, Massachusetts, United States

Global Capital X (GCX)
Founder & Managing Director
December 2010 - Present (15 years 9 months)
Boston, USA & Munich, Germany

Independent advisory for corporate finance, investment, M&A, restructuring, strategy, innovation and product development.

YewMaker
Member Board of Directors
July 2021 - Present (5 years 2 months)

London, England, United Kingdom

Yewmaker builds science-based solutions to make healthcare good for us, good for our planet, and good for business. We have built a multi-stakeholder private-public not-for-profit collaboration of 30 organisations. Together we are running projects to reduce waste of medicines and medicines packaging to make medicines more accessible and more sustainable

Target Arm Inc.

Member Board of Directors
January 2021 - Present (5 years 8 months)
United States

TargetArm enables the launch and recovery of both rotary and fixed wing drones from any moving vehicle (e.g., land, sea, air), autonomously at speeds exceeding 100 kmh, even under windy conditions. TargetArm addresses both commercial (package delivery, energy, healthcare & first responders) and military (kinetic, non-kinetic) use cases in its $50b+ annual market.

Arowana

Member of the Board of Advisors
December 2020 - Present (5 years 9 months)
Sydney, New South Wales, Australia

Arowana is a global B Corp certified group that has a number of operating companies and investments, including in electric vehicles, renewable energy, vocational education, technology and software, road infrastructure services and impact asset management.

VivoPower

Member of the Board of Advisors
September 2020 - Present (6 years)
London, England, United Kingdom

Smart & sustainable energy solutions: Solar energy, Battery tech, Critical power

Aclys Bio

Member Board of Directors
July 2019 - Present (7 years 2 months)
United States

Aclys builds antibodies specifically designed for precision applications. Precision oncology provides significant benefits including, higher efficacy,

smaller trial size, lower trial cost, faster approval, and five-fold higher likelihood of FDA approval. Aclys is bringing precision to antibodies.

European Commission
Expert Advisor for Innovation
January 2018 - Present (8 years 8 months)
Brussels Region, Belgium

Celdara Medical
Member Board of Directors (Founding Member)
January 2009 - Present (17 years 8 months)
Hanover, NH, United States of America

Celdara Medical builds academic and early-stage innovations into high-potential medical companies, identifying discoveries of exceptional value at the earliest stages and moving them toward the market. We partner with inventors and their institutions, providing the developmental, financial, and business acumen required to bridge discovery to profitability. With robust funding options, a diverse and high impact Programmatic pipeline, partnerships with world-class academic institutions and industry leaders, Celdara Medical navigates all aspects of a complex industry, accelerating science to improve human health.

Specialties: Biopharmaceuticals, Diagnostic services, Preclinical and early clinical development, Biotechnology, Pipeline Development Services

Website: http://www.celdaramedical.com

McKinsey & Company
Senior Advisor
November 2017 - November 2022 (5 years 1 month)
United States

Parker Meggitt
Founding Member, Technology Advisory Board
March 2018 - September 2021 (3 years 7 months)
United Kingdom

Meggitt delivers solutions for the most challenging environments; where teamwork and collaboration matters. We enhance lives and enable safe, cost-effective flight, power and defence systems, Customers all over the world rely on our technology, products and services. 160 years of expertise and innovation inspires everything we do. In 2017 Group turnover was £2 billion.

V-Nova Ltd.

Co-Founder & Executive Chairman, Chair of the Advisory Board

December 2011 - December 2016 (5 years 1 month)

London, United Kingdom

V-Nova is committed to unlocking higher quality digital experiences at scale. Its technologies, based on the innovative use of AI and parallel processing, improve data, video, imaging, point-cloud compression and have been granted international standard status by MPEG, ISO and SMPTE. V-Nova's relentless investment in R&D has built a portfolio of over 700 international patents, along with a range of software products and solutions.

Costa Coffee

Executive Director & Chief Architect, "Project Marlow"

September 2011 - December 2015 (4 years 4 months)

Proposed, architected and directed initiative to revolutionize the fresh drinks industry on behalf of Costa Coffee, the world's No. 2 coffee franchise, for its newly acquired Costa Express (CE) vending business. Catalysed change in strategy and business model, facilitating international expansion to 7 countries on 3 continents, increasing profit by >20x in 5 years.

Project Marlow was developed in open innovation with a world-class business- & product development team including eMixPro, Bsquare, Costa Coffee, Givaudan, Intel, Microsoft, Pininfarina, Scentys, Thermoplan & Verwo. The team comprised ca. 120 persons spanning 7 countries and 6 languages.

The resulting "CEM-200 Marlow" was architected, designed and delivered into initial production as the World's first fully-modular, fully-immersive "5-sense", Internet-of-Things (IoT) enabled vending system in only ~6 mos. The system was brought system to full-rate production in ~12 mos., thereafter. Project Marlow has won numerous awards and been featured in multiple case studies, including 2 from London Business School.

ReClimate Energy Capital AG

Co-Founder & CEO

January 2011 - December 2013 (3 years)

Data analytics company specialising in the placement and optimisation of wind energy assets (e.g., turbines, wind farms) using multi-layer GIS (Geographic Information Systems) data, including turbine choice, wind, terrain and grid connection. Spun-out of the Swiss Federal Institute of Technology (ETH-Zurich).

PolyTechnos Venture-Partners

Managing Partner & Founding Team Member

August 1998 - December 2010 (12 years 5 months)

Pan-European €200m+ early-stage private equity/venture fund focusing on technology and life sciences. World-class investors: GIC, EDB, Bank of America, European Investment Fund, KfW, Commonfund. Invested in 40 companies and over 80 rounds of financing. Multiple board positions held.

McKinsey & Company, Inc.

Aerospace & Defense, Automotive, Industrial, Financial Institutions, M&A

June 1995 - August 1998 (3 years 3 months)

US, UK, Germany, Scandinavia

Firm Expert: Product Development, Aerospace & Defense

Spearheaded highly successful advanced applied product development service line (DTC/DTV)

Semiconductors

Boeing (McDonnell Douglas "Phantom Works")

Program Liaison, Lean Aerospace Initiative (U.S. Congress; MIT)

1993 - 1996 (3 years)

Cambridge, MA ; St. Louis, MO United States

In 1992 the U.S. Air Force funded a study to evaluate the applicability of lean manufacturing to aerospace products. From that effort was established the Lean Aerospace Initiative, a consortium of 20 companies and several government agencies. With federal funding, the participating firms undertook pilot programs, some of which led to the incorporation of commercial lean manufacturing practices in the manufacture of defense products. Although these changes have produced major benefits in local stages of production, their translation to entire product enterprises has been slow. Part of the reason is that a complete enterprise comprises not only design and production but also the overhead functions of administration and support as well as customers and suppliers. Nevertheless, progress was being made with the expansion of lean initiative programs to these elements.

Petrotech International Ltd.

Founder & President

January 1991 - December 1994 (4 years)

Grand Cayman, B.W.I.

Developed revolutionary fire- and spill response products and services in the Middle East, US, Europe, and Asia in response to the oil fires of Gulf War I. Trained industrial fire fighter. Co-led fire-fighting activities at UN World Catastrophe Response Exercise 1993 involving 41 nations.

BMW Group
Software Engineer
June 1988 - August 1991 (3 years 3 months)

Part Time

Quality Control & Motor Technology 3-Series, M3, Z1 programs

Airbus Group (prev. MBB, Deutsche Aerospace, EADS)
Software Engineer & Project Aerodynamics
1990 - 1990 (less than a year)

CAD modelling: combat aircraft and hypersonic transport.

Education

Massachusetts Institute of Technology

MIT Sloan School of Management
Master of Business Administration (M.B.A.), Financial Management; Entrepreneurship · (1994 - 1996)

Massachusetts Institute of Technology
Master's Degree, Aeronautics & Astronautics · (1992 - 1994)

Von Karman Institute for Fluid Dynamics (VKI)
Master's Degree, Turbo-machinery · (1991 - 1992)

Technical University of Munich
HDipl studies, Aeronautics & Astronautics · (1988 - 1989)